DREYFUS TAX EXEMPT CASH MANAGEMENT FUNDS ("Registrant") Dreyfus
                 New York AMT-Free Municipal Cash Management
                            Registration No. 811-3954

                                  Sub-Item 77M

During the fiscal period ended December 31, 2008, BNY Hamilton New York AMT-Free Municipal Money Fund (the "Acquired Fund") was reorganized into Dreyfus New York AMT-Free Municipal Cash Management (the "Acquiring Fund"), as described below.

At the meeting of the Registrant's Board of Trustees, held on February 27, 2008, the Board unanimously approved the Acquiring Fund entering into an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets in a tax-free reorganization to the Acquiring Fund, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities.

At a Special Meeting of Shareholders of the Acquired Fund held on July 16, 2008, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on September 12, 2008 the Reorganization was consummated and the shares of the Acquiring Fund received by the Acquired Fund's shareholders were distributed to the Acquired Fund's shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to de-register the Acquired Fund.